SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

GSI Group Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

36191C205
(CUSIP Number)

Ellen Porges, Esq. Goldman Sachs Asset Management 200 West Street New York, NY 10282 212-902-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Goldman Sachs Asset Management (Goldman Sachs Asset Management, L.P., together with GS Investment Strategies, LLC, "Goldman Sachs Asset Management")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,898,093
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,898,093
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,898,093
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Liberty Harbor I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,898,093
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,898,093
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,898,093
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Liberty Harbor Master Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,898,093
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,898,093
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,898,093
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 9 (the "Amendment") amends the statement on Schedule 13D filed on July 2, 2009 (the "Original Schedule 13D", as amended hereby and by Amendment No. 1 filed on November 20, 2009, Amendment No. 2 filed on March 3, 2010, Amendment No. 3 filed on March 16, 2010, Amendment No. 4 filed on March 19, 2010, Amendment No. 5 filed on May 12, 2010, Amendment No. 6 filed on May 18, 2010, Amendment No. 7 filed on July 27, 2010 and Amendment No. 8 filed on March 31, 2011, the "Schedule 13D") with respect to the common stock, no par value (the “Common Stock”), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Items 3 and 5 and the information set forth on Schedule I-A and Schedule I-B as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

During the period from March 31, 2011 to the Date of Event that requires filing of this statement on Schedule 13D, as amended, Liberty Harbor purchased an aggregate of 411,900 shares of Common Stock for an aggregate purchase price of $2,461,668.35 (excluding commissions). The source of funding for the purchase of such shares of Common Stock was Liberty Harbor's investment funds in accounts under management.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	As of March 8, 2013, GSAM and LH I GP may be deemed to beneficially own indirectly, and Liberty Harbor may be deemed to beneficially own directly, 1,898,093 shares of Common Stock, representing approximately 5.6% of the shares of Common Stock outstanding based on 33,711,064 shares of Common Stock outstanding as of October 29, 2012 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2012 filed with the Securities and Exchange Commission on November 7, 2012. None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I-A or Schedule I-B hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by the Reporting Persons. Each of GSAM LP and GSIS is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). This filing does not reflect securities, if any, beneficially owned by GS Group or any other subsidiaries of GS Group whose ownership is disaggregated from that of the Reporting Persons in accordance with the Release, and, in reliance on the Release, this filing does not include information regarding GS Group and its directors and executive officers as contemplated by Instruction C to Schedule 13D. GSAM LP and GSIS, each an investment adviser, disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which GSAM LP or GSIS or their employees have voting or investment discretion, or both, and (ii) securities managed, if any, on GSAM LP's or GSIS's behalf, by third parties.

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 6 of 10 Pages

(b)	Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c)	The transactions in the Common Stock during the period commencing sixty days prior to the Date of Event that requires filing this statement on Schedule 13D, as amended, by Liberty Harbor, which were all in the open market, are set forth on Schedule A, and are incorporated herein by reference. Other than as set forth on Schedule A and in Item 3 above, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I-A or Schedule I-B hereto, during the period commencing sixty days prior to the Date of Event that requires filing this statement on Schedule 13D, as amended.

(d)	Except for clients of GSAM who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Liberty Harbor, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2013

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS INVESTMENT STRATEGIES, LLC

/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

LIBERTY HARBOR I GP, LLC

/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

LIBERTY HARBOR MASTER FUND I, L.P.
By: LIBERTY HARBOR I GP, LLC, its general partner

/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 8 of 10 Pages

SCHEDULE A

This Schedule sets forth information with respect to each purchase and sale of Common Stock which were effectuated by Liberty Harbor during the period commencing sixty days prior to the Date of Event that requires filing this statement on Schedule 13D, as amended. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Purchase Price Per Share ($)*
01/29/2013	(7,100)	9.454
01/30/2013	(5,000)	9.375
01/31/2013	(9,000)	9.490
02/01/2013	(6,093)	9.510
02/04/2013	(5,236)	9.267
02/05/2013	(7,353)	9.367
02/06/2013	(10,318)	9.560
02/07/2013	(54,000)	9.611
02/08/2013	(136,085)	9.626
02/11/2013	(5,000)	9.513
02/12/2013	(187,447)	9.527
02/13/2013	(61,661)	9.528
02/14/2013	(55,634)	9.518
02/15/2013	(100,000)	9.507
02/19/2013	(150,000)	9.619
02/20/2013	(150,000)	9.524
02/21/2013	(10,000)	9.456
03/05/2013	200	9.735
03/05/2013	110,000	9.821
03/06/2013	(14,100)	9.774
03/07/2013	(6,600)	9.7716
03/08/2013	(31,480)	9.8008

* Excluding commissions.

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 9 of 10 Pages

Schedule I-A

The name, position and present principal occupation of each executive officer of GSAM are set forth below. The business address for all the executive officers listed below is c/o Goldman Sachs Asset Management, L.P., 200 West Street, New York, New York 10282. All executive officers listed below are United States citizens.

Name	Position	Present Principal Occupation

Timothy J. O'Neill	Co-Head, Investment Management Division of The Goldman Sachs Group, Inc. (Co-Chief Executive Officer)	Managing Director of Goldman, Sachs & Co.

Eric Lane	Co-Head, Investment Management Division of The Goldman Sachs Group, Inc.	Managing Director of Goldman, Sachs & Co.

Gavin O'Connor	Chief Operating Officer, Investment Management Division of The Goldman Sachs Group, Inc. (Chief Legal Officer)	Managing Director of Goldman, Sachs & Co.

Ellen Porges	General Counsel, Investment Management Division of The Goldman Sachs Group, Inc. (Chief Legal Officer)	Managing Director of Goldman, Sachs & Co.

Michael J. Richman	Chief Compliance Officer, Investment Management Division of The Goldman Sachs Group, Inc.	Managing Director of Goldman, Sachs & Co.

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 10 of 10 Pages

Schedule I-B

The name, position and present principal occupation of each executive officer of Liberty Harbor I GP, LLC are set forth below. The business address for all the executive officers listed below is c/o Liberty Harbor I GP, LLC, 200 West Street, New York, New York 10282. All executive officers listed below are United States citizens.

Name	Position	Present Principal Occupation

Brendan McGovern	Vice President	Managing Director of Goldman, Sachs & Co.

Salvatore Lentini	Vice President	Managing Director of Goldman, Sachs & Co.

Jon Yoder	Vice President	Vice President of Goldman, Sachs & Co.

David Yu	Vice President	Vice President of Goldman, Sachs & Co.

Neena Reddy	Secretary	Vice President of Goldman, Sachs & Co.

Brandon Press	Secretary	Vice President of Goldman, Sachs & Co.

Mark Robertson	Secretary	Vice President of Goldman, Sachs & Co.

Jonathan Lamm	Treasurer	Vice President of Goldman, Sachs & Co.